August 6, 2024

Darryl Nakamoto
Chief Executive Officer
Pono Capital Two, Inc.
643 Ilalo St. #102
Honolulu, Hawaii 96813

       Re: Pono Capital Two, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed August 1, 2024
           File No. 001-41462
Dear Darryl Nakamoto:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed August 1, 2024 Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 99

1. We note your response to prior comment 5 and the addition of footnotes I and CC. Based on the disclosure, it appears Rule 11-02(a)(6) requires adjustment on the face of the pro forma financial statements for the accounting for the transaction, with the assumptions clearly explained in the footnote. Please revise accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.
 August 6, 2024
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                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Industrial Applications and
                                 Services
cc:   Alexandria E. Kane, Esq.